May 10, 2018

VIA EDGAR SUBMISSION

Mr. Ethan Horowitz

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4628

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Helmerich & Payne, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2017
Filed November 22, 2017
File No. 001-04221

Dear Mr. Horowitz:

I am writing on behalf of Helmerich & Payne, Inc. (“H&P” or the “Company”) in respect of the letter dated April 12, 2018 (the “Comment Letter”) containing comments from the staff (the “Staff”) of the Securities and Exchange Commission relating to the Form 10-K for the fiscal year ended September 30, 2017 filed by H&P on November 22, 2017.

The Comment Letter requested that the Company respond to the Staff’s comments within ten business days of the date thereof or advise the Staff when the Company would respond.  On April 24, 2018, the Company requested an extension of time until May 10, 2018 to respond to the Comment Letter.

Per our communications with Jeannette Wong, this correspondence confirms the Company’s request for an additional extension of time to respond to the Comment Letter so that it can devote appropriate time and resources to consider the Staff’s comment.  The Company has asked me to inform you that it expects to provide a response to the Comment Letter on or before May 17, 2018.

Please contact me at 202-371-7513 if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Andrew J. Brady
Andrew J. Brady

Cc: Cara Hair